FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	Other news Schedule of Motilal Oswal Annual Global Investor Conference held in Mumbai on August 31, 2016

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

Pursuant to the provisions of Indian Listing Regulations notified by SEBI, we have disclosed to the stock exchanges in India, the schedule of Motilal Oswal Annual Global Investor Conference held in Mumbai on August 31, 2016. At this conference, management of the Bank met the investors.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

Item 2

Motilal Oswal Annual Global Investor Conference, Mumbai: August 31, 2016

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	Group	Fidelity Management and Research
2.	Group	Kotak MF
3.	Group	Sundaram Asset Management
4.	One-on-one	Fidelity International
5.	One-on-one	Janus Capital
6.	Group	Axis MF
7.	Group	Cavendish Asset Management
8.	Group	Broadpeak Investments
9.	Group	HDFC Asset Management
10.	Group	IDBI Federal Life Insurance
11.	Group	New Horizon
12.	Group	Principal PNB Asset Management
13.	Group	Subhkam Ventures
14.	Group	Canara Robeco Asset Management
15.	Group	Oxbow Capital Management
16.	Group	RBC Global Asset Management
17.	Group	Premji Invest
18.	Group	Max Life Insurance
19.	Group	UTI MF
20.	Group	Hutchin Hill Capital
21.	Group	Goldman Sachs Asset Management
22.	Group	India Capital
23.	Group	Moore Capital Asia
24.	Group	Helios Capital

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date: September 2, 2016	By:	/s/ Shanthi Venkatesan
Name : Shanthi Venkatesan

Title : Deputy General Manager